Tender Offer
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Proginet Corporation
(Name of Subject Company (Issuer))

Red Oak Fund, L.P.
(Name of Filing Person (Offeror))

Common Stock
(Title of Class of Securities)

742942105
(CUSIP Number of Class of Securities)

David Sandberg
Red Oak Capital Partners, LLC
145 Fourth Avenue, Suite 15A
New York, NY  10003
(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,475,000	$75.98
____________
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,500,000 shares of Common Stock of Proginet Corporation, at the tender offer price of $1.65 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Red Oak Fund, L.P. (the “Purchaser”), a Delaware limited partnership, to purchase up to 1,500,000 shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Proginet Corporation, a Delaware corporation (the “Subject Company”), at a purchase price of $1.65 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.” This Schedule TO is being filed on behalf of the Purchaser and is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)  The name of the Subject Company and the issuer of the securities to which this Schedule TO relates is Proginet Corporation, a Delaware corporation (“Proginet”).  The Subject Company’s principal executive offices are located at 200 Garden City Plaza, Garden City, NY 11530.  The Subject Company’s telephone number is (516) 535-3600.

(b)  This Schedule TO relates to the Shares.  The Purchaser believes there are 14,514,387 shares of Common Stock issued and outstanding based on the Subject Company’s Quarterly Report on Form 10-QSB, filed on May 25, 2007.  The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)  The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (c)  This Schedule TO is filed by the Purchaser.  The information set forth in Section 8 of the Offer to Purchase entitled “Information Concerning Red Oak” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)  The information set forth in the Introduction and in Sections 1, 2, 3, 4, 5, 12, 14, 15, 16 and 17 of the Offer to Purchase entitled “Terms of the Offer; Proration; Expiration Date,” “Acceptance for Payment and Payment,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Considerations,” “Conditions to the Offer,” “Legal Matters and Regulatory Approvals,” “Fees and Expenses,” “Dividends and Distributions” and “Miscellaneous,” respectively, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in Section 9 of the Offer to Purchase entitled “Background to the Offer; Contacts with Proginet,” none of the Purchaser, any of its affiliates or any of their respective officers, directors, members, managers, shareholders, partners or persons exercising control over such person, has had any business relationship or transaction with the Subject Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission applicable to the Offer. Except as set forth in Sections 8 and 9 of the Offer to Purchase entitled “Information Concerning Red Oak” and “Background to the Offer; Contacts with Proginet,” respectively, there have been no material contacts, negotiations or transactions during the past two years that would be required to be disclosed under this Item 5 between the Purchaser, any of its affiliates or any of their respective executive officers, directors, managers, partners or persons exercising control over such person, on the one hand, and the Subject Company or any of its executive officers, directors or affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Introduction” and Sections 9, 10, 13 and 14 of the Offer to Purchase entitled “Background to the Offer; Contacts with Proginet,” “Purpose of the Offer; Plans for Proginet after the Offer,” “Effects of the Offer on the Market for Shares” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)  The information set forth in Section 11 of the Offer to Purchase entitled “Sources and Amount of Funds” is incorporated herein by reference.

(b)  Not applicable.

(d)           Not applicable.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the “Introduction” and Section 8 of the Offer to Purchase entitled “Information Concerning Red Oak” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in Section 15 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.  See Section 8 of the Offer to Purchase.

Item 11.	Additional Information.

(a)(1)  The information set forth in Sections 8, 9 and 14 of the Offer to Purchase entitled “Information Concerning Red Oak,” “Background to the Offer; Contacts with Proginet,” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(2)  The information set forth in Sections 12 and 14 of the Offer to Purchase entitled “Conditions to the Offer” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3)  The information set forth in Section 14 of the Offer to Purchase entitled “Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(a)(4)  The information set forth in Sections 13 and 14 of the Offer to Purchase entitled “Effects of the Offer on the Market for Shares” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5)  The information set forth in Section 14 of the Offer to Purchase entitled “Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.      Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 23, 2007

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007

(a)(1)(F)	Letter to Stockholders holding shares in street name

(a)(1)(G) (a)(1)(H)	Press release issued by Red Oak Fund, L.P. dated July 18, 2007 Press release issued by Red Oak Fund, L.P. dated July 23, 2007

(a)(1)(I)	Summary Advertisement published in Investor’s Business Daily on July 23, 2007

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 23, 2007                                                                RED OAK FUND, L.P.

 By:  Red Oak Capital Partners, LLC, general partner

                   David Sandberg
Managing Member

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 23, 2007

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007

(a)(1)(F)	Letter to Stockholders holding shares in street name

(a)(1)(G) (a)(1)(H)	Press release issued by Red Oak Fund, L.P. dated July 18, 2007 Press release issued by Red Oak Fund, L.P. dated July 23, 2007

(a)(1)(I)	Summary Advertisement published in Investor’s Business Daily on July 23, 2007

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable